Exhibit 99.2

DESCARTES REPORTS FISCAL 2019 SECOND QUARTER FINANCIAL RESULTS
Global Logistics Network Volumes Drive Record Operating Results

WATERLOO, Ontario — September 5, 2018 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2019 second quarter (Q2FY19) ended July 31, 2018. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our business continues to grow as we add solutions that deliver value to our customers in a complex logistics environment,” said Edward J. Ryan, Descartes’ CEO. “Since the end of our first quarter, we’ve added both the Velocity Mail and PinPoint businesses into our Global Logistics Network (“GLN”). We continue to operate our business so that we can help our customers by investing in more solutions and connecting more parties to the GLN. We believe our mission of being the world’s largest multiple-transportation-mode logistics network makes us a business that our customers will continue to trust to manage the lifecycles of their shipments.”

Q2FY19 Financial Results
As described in more detail below, key financial highlights for Q2FY19 included:
•	Revenues of $67.1 million, up 17% from $57.3 million in the second quarter of fiscal 2018 (Q2FY18) and compared to $67.0 million in the previous quarter (Q1FY19);
•
Revenues were comprised of services revenues of $59.7 million (89% of total revenues), professional services and other revenues of $6.1 million (9% of total revenues) and license revenues of $1.3 million (2% of total revenues). Services revenues were up 21% from $49.3 million in Q2FY18 and up 3% from $57.8 million in Q1FY19;

•	Cash provided by operating activities of $18.2 million, up 6% from $17.1 million in Q2FY18 and down slightly from $18.9 million in Q1FY19;
•	Income from operations of $10.1 million, up 7% from $9.4 million in Q2FY18 and up 3% from $9.8 million in Q1FY19;
•	Net income of $8.5 million, up 18% from $7.2 million in Q2FY18 and up 21% from $7.0 million in Q1FY19. Net income as a percentage of revenues was 13%, compared to 13% in Q2FY18 and 10% in Q1FY19;
•	Earnings per share on a diluted basis of $0.11, up 22% from $0.09 in Q2FY18 and up 22% from $0.09 in Q1FY19; and
•
Adjusted EBITDA of $22.8 million, up 15% from $19.8 million in Q2FY18 and up 3% from $22.1 million in Q1FY19. Adjusted EBITDA as a percentage of revenues was 34%, compared to 35% in Q2FY18 and 33% in Q1FY19.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY19	Q1 FY19	Q4 FY18	Q3 FY18	Q2 FY18
Revenues	67.1	67.0	63.6	62.0	57.3
Services revenues	59.7	57.8	55.0	53.3	49.3
Gross margin	73%	72%	73%	73%	73%
Cash provided by operating activities	18.2	18.9	19.6	18.9	17.1
Income from operations	10.1	9.8	8.9	8.4	9.4
Net income	8.5	7.0	6.7	6.2	7.2
Net income as a % of revenues	13%	10%	11%	10%	13%
Earnings per diluted share	0.11	0.09	0.09	0.08	0.09
Adjusted EBITDA	22.8	22.1	21.4	20.6	19.8
Adjusted EBITDA as a % of revenues	34%	33%	34%	33%	35%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2018 (1HFY19) included:
•	Revenues of $134.1 million, up 20% from $111.8 million in the same period a year ago (1HFY18);
•
Revenues were comprised of services revenues of $117.5 million (88% of total revenues), professional services and other revenues of $13.4 million (10% of total revenues) and license revenues of $3.2 million (2% of total revenues). Services revenues were up 22% from $96.1 million in 1HFY18;

•	Cash provided by operating activities of $37.1 million, up 10% from $33.6 million in 1HFY18;
•	Income from operations of $19.9 million, up 7% from $18.6 million in 1HFY18;
•	Net income of $15.5 million, up 11% from $14.0 million in 1HFY18. Net income as a percentage of revenues was 12%, compared to 13% in 1HFY18;
•	Earnings per share on a diluted basis of $0.20, up 11% from $0.18 in 1HFY18; and
•	Adjusted EBITDA of $44.9 million, up 16% from $38.8 million in 1HFY18. Adjusted EBITDA as a percentage of revenues was 33%, compared to 35% in 1HFY18.

The following table summarizes Descartes’ results in the categories specified below over 1HFY19 and 1HFY18 (unaudited, dollar amounts in millions):

	1HFY19	1HFY18
Revenues	134.1	111.8
Services revenues	117.5	96.1
Gross margin	73%	73%
Cash provided by operating activities	37.1	33.6
Income from operations	19.9	18.6
Net income	15.5	14.0
Net income as a % of revenues	12%	13%
Earnings per diluted share	0.20	0.18
Adjusted EBITDA	44.9	38.8
Adjusted EBITDA as a % of revenues	33%	35%

Cash Position
At July 31, 2018, Descartes had $34.1 million in cash. Cash decreased $2.1 million in Q2FY19 and $1.0 million in 1HFY19 primarily due to credit facility repayments partially offset by cash provided from operations. The table set forth below provides a summary of cash flows for Q2FY19 and 1HFY19 in millions of dollars:

	Q2FY19	1HFY19
Cash provided by operating activities	18.2	37.1
Additions to property and equipment	(1.0)	(1.9)
Acquisitions of subsidiaries, net of cash acquired	(26.1)	(58.5)
Proceeds from borrowing on credit facility	25.3	58.5
Credit facility repayments	(17.9)	(35.5)
Issuances of common shares, net of issuance costs	(0.1)	0.4
Effect of foreign exchange rate on cash	(0.5)	(1.1)
Net change in cash	(2.1)	(1.0)
Cash, beginning of period	36.2	35.1
Cash, end of period	34.1	34.1

New Shelf Prospectus
Descartes’ previous base shelf prospectus expired on May 18, 2018. On June 6, 2018, Descartes filed a new final short-form base shelf prospectus, allowing it to offer and issue the following securities: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. The aggregate initial offering price of securities that may be sold by Descartes (or certain of Descartes’ current or future shareholders) pursuant to the base shelf prospectus during the 25-month period that the base shelf prospectus, including any amendments thereto, remains valid is limited to $750 million.

Acquisition of Velocity Mail
On June 22, 2018, Descartes acquired certain assets of Velocity Mail, LLC (“Velocity Mail”), an electronic transportation network that provides global air carriers with mail and parcel shipment scanning and tracking solutions. Using US-based Velocity Mail’s network, global air carriers leverage mobile devices to accurately track shipments and deliveries in real-time. The purchase price for the acquisition was approximately $26.1 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility.

Acquisition of Pinpoint
On August 21, 2018, Descartes acquired PinPoint GPS Solutions Inc. (“PinPoint”), a provider of fleet tracking and mobile workforce solutions. Canada-based PinPoint helps customers collect real-time location information on trucks and mobile workers using technology, including Geotab (telematics) and SkyBitz (trailer tracking). The initial purchase price for the acquisition was approximately $11.5 million, net of cash acquired. The $10.0 million cash portion of the initial purchase price was funded from drawing on Descartes’ existing credit facility and the remaining $1.5 million was satisfied by issuing to the sellers less than 0.1 million Descartes common shares from treasury. Additional contingent consideration of up to $2.3 million (CAD $3.0 million) in cash is payable if certain revenue performance targets are met by PinPoint in the two years following the acquisition.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, September 5. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 6018321#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until September 12, 2018, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 6018321#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2018 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY19, Q1FY19, Q4FY18, Q3FY18 and Q2FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY19	Q1FY19	Q4FY18	Q3FY18	Q2FY18
Net income, as reported on Consolidated Statements of Operations	8.5	7.0	6.7	6.2	7.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.6	0.4	0.5	0.1
Investment income	-	(0.1)	(0.1)	(0.1)	-
Income tax expense	1.2	2.3	1.9	1.8	2.0
Depreciation expense	1.0	0.9	1.3	1.1	0.9
Amortization of intangible assets	10.0	9.5	9.1	8.9	7.8
Stock-based compensation and related taxes	1.0	0.8	1.1	0.8	0.9
Other charges	0.6	1.1	1.0	1.4	0.9
Adjusted EBITDA	22.8	22.1	21.4	20.6	19.8

Revenues	67.1	67.0	63.6	62.0	57.3
Net income as % of revenues	13%	10%	11%	10%	13%
Adjusted EBITDA as % of revenues	34%	33%	34%	33%	35%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY19 and 1HFY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY19	1HFY18
Net income, as reported on Consolidated Statements of Operations	15.5	14.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.0	0.4
Investment income	(0.1)	(0.1)
Income tax expense	3.5	4.2
Depreciation expense	2.0	1.8
Amortization of intangible assets	19.5	15.5
Stock-based compensation and related taxes	1.8	1.4
Other charges	1.7	1.6
Adjusted EBITDA	44.9	38.8

Revenues	134.1	111.8
Net income as % of revenues	12%	13%
Adjusted EBITDA as % of revenues	33%	35%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2018	2018 (Audited)
ASSETS
CURRENT ASSETS
Cash	34,068	35,145
Accounts receivable (net)
Trade	30,722	28,792
Other	4,415	3,171
Prepaid expenses and other	8,432	7,621
Inventory	71	123
	77,708	74,852
OTHER LONG-TERM ASSETS	9,919	3,966
PROPERTY AND EQUIPMENT, NET	12,632	12,798
DEFERRED INCOME TAXES	3,954	4,660
DEFERRED TAX CHARGE	-	453
INTANGIBLE ASSETS, NET	188,783	178,001
GOODWILL	372,968	350,148
	665,964	624,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	10,589	7,897
Accrued liabilities	25,975	25,538
Income taxes payable	2,127	3,270
Deferred revenue	32,001	30,985
	70,692	67,690
LONG-TERM DEBT	58,839	37,000
LONG-TERM DEFERRED REVENUE	1,038	1,128
LONG-TERM INCOME TAXES PAYABLE	8,072	8,663
DEFERRED INCOME TAXES	11,965	11,585
	150,606	126,066

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,819,262 at July 31, 2018 (January 31, 2018 – 76,773,497)	275,210	274,536
Additional paid-in capital	452,747	451,151
Accumulated other comprehensive loss	(24,039)	(15,252)
Accumulated deficit	(188,560)	(211,623)
	515,358	498,812
	665,964	624,878

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2018	2017	2018	2017

REVENUES	67,115	57,293	134,133	111,807
COST OF REVENUES	17,961	15,347	36,545	29,729
GROSS MARGIN	49,154	41,946	97,588	82,078
EXPENSES
Sales and marketing	9,328	7,606	18,464	14,836
Research and development	11,870	10,158	23,807	19,493
General and administrative	7,160	6,178	14,084	12,118
Other charges	581	911	1,721	1,589
Amortization of intangible assets	10,003	7,763	19,555	15,466
	38,942	32,616	77,631	63,502
INCOME FROM OPERATIONS	10,212	9,330	19,957	18,576
INTEREST EXPENSE	(519)	(169)	(1,065)	(364)
INVESTMENT INCOME	46	24	100	58
INCOME BEFORE INCOME TAXES	9,739	9,185	18,992	18,270
INCOME TAX EXPENSE
Current	1,142	1,708	3,086	3,398
Deferred	99	318	422	828
	1,241	2,026	3,508	4,226
NET INCOME	8,498	7,159	15,484	14,044
EARNINGS PER SHARE
Basic	0.11	0.09	0.20	0.18
Diluted	0.11	0.09	0.20	0.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,816	75,969	76,805	75,941
Diluted	77,781	76,739	77,714	76,687

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2018	2017	2018	2017
OPERATING ACTIVITIES
Net income	8,498	7,159	15,484	14,044
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,014	933	1,921	1,745
Amortization of intangible assets	10,003	7,763	19,555	15,466
Stock-based compensation expense	1,001	752	1,734	1,267
Other non-cash operating activities	(40)	(631)	(70)	(610)
Deferred tax expense	99	318	422	828
Deferred tax charge	-	42	-	84
Changes in operating assets and liabilities:
Accounts receivable
Trade	835	334	(1,040)	(575)
Other	(644)	592	(419)	(171)
Prepaid expenses and other	(575)	450	(2,250)	(120)
Inventory	32	(15)	50	(16)
Accounts payable	(1,665)	1,102	2,372	2,299
Accrued liabilities	1,418	(3,890)	354	(3,160)
Income taxes payable	(1,776)	822	(1,596)	1,339
Deferred revenue	39	1,369	575	1,148
Cash provided by operating activities	18,239	17,100	37,092	33,568
INVESTING ACTIVITIES
Additions to property and equipment	(982)	(883)	(1,947)	(1,669)
Acquisition of subsidiaries, net of cash acquired	(26,107)	(25,690)	(58,489)	(25,690)
Cash used in investing activities	(27,089)	(26,573)	(60,436)	(27,359)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	25,348	40,000	58,515	40,000
Credit facility repayments	(17,927)	-	(35,537)	-
Issuance of common shares for cash, net of issuance costs	(88)	7	365	469
Cash provided by financing activities	7,333	40,007	23,343	40,469
Effect of foreign exchange rate changes on cash	(625)	2,622	(1,076)	2,714
Decrease in cash	(2,142)	33,156	(1,077)	49,392
Cash, beginning of period	36,210	54,371	35,145	38,135
Cash, end of period	34,068	87,527	34,068	87,527